Prospectus Supplement filed under Rule 424(b)(3)

Registration No. 333-115812

Prospectus Supplement No. 6 dated May 26, 2005

(To Prospectus dated January 11, 2005)

24,085,891 Shares

Common Stock

This prospectus supplement to the prospectus dated January 11, 2005 relates to up to 24,085,891 shares of our common stock that may be disposed of from time to time by the selling shareholders.

This prospectus supplement should be read in conjunction with the prospectus dated January 11, 2005, the Prospectus Supplement No. 1 dated February 3, 2005, the Prospectus Supplement No. 2 dated February 14, 2005, the Prospectus Supplement No. 3 dated February 15, 2005, the Prospectus Supplement No. 4 dated May 10, 2005 and the Prospectus Supplement No. 5 dated May 13, 2005. The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated January 11, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 0-21484

TARANTELLA, INC.

(Exact name of registrant as specified in this charter)

California	94-2549086
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

425 Encinal Street, Santa Cruz, California 95060

(Address of principal executive office, including zip code)

(831) 427-7222

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒     No   ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment.   ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).     Yes   ☐     No   ☒

The number of shares outstanding of the registrant’s common stock as of April 29, 2005 was 27,994,937.

TARANTELLA, INC.

FORM 10-Q

For the Quarterly Period Ended March 31, 2005

Part I. Financial Information

Item I. Financial Statements

TARANTELLA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
Net revenues:
Licenses	$1,413	$2,159	$4,284	$4,525
Services	1,251	978	2,394	2,080

Total net revenues	2,664	3,137	6,678	6,605

Cost of revenues:
Licenses	143	202	293	370
Services	494	394	895	724

Total cost of revenues	637	596	1,188	1,094

Gross margin	2,027	2,541	5,490	5,511

Operating expenses:
Research and development	955	1,205	1,787	2,166
Selling, general and administrative	4,434	4,781	8,357	9,317
Legal settlement and litigation costs	—	86	—	135
Restructuring charge (credit)	—	(8)	—	11

Total operating expenses	5,389	6,064	10,144	11,629

Operating loss	(3,362)	(3,523)	(4,654)	(6,118)

Other income (expense):
Interest income	18	12	45	13
Interest expense	—	(10)	(6)	(18)
Other expense, net	(50)	(61)	(18)	(111)

Total other income (expense)	(32)	(59)	21	(116)

Loss before provision for income taxes	(3,394)	(3,582)	(4,633)	(6,234)

Provision for income taxes	72	97	91	195

Net loss	(3,466)	(3,679)	(4,724)	(6,429)

Other comprehensive income (loss):
Foreign currency translation adjustment	(4)	52	54	121
Unrealized gain on available for sale securities	—	689	—	764

Total other comprehensive income (loss)	(4)	741	54	885

Comprehensive loss	$(3,470)	$(2,938)	$(4,670)	$(5,544)

Net loss per share:
Basic and diluted	$(0.12)	$(0.18)	$(0.17)	$(0.39)
Shares used in net loss per share calculation:
Basic and diluted	27,778	20,232	27,414	16,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TARANTELLA, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2005	September 30, 2004 (1)
Assets
Current assets:
Cash and cash equivalents	$3,746	$9,621
Trade receivables, net of allowances of $73 at March 31, 2005 and $106 at September 30, 2004	2,058	2,069
Other receivables	371	247
Prepaids and other current assets	523	622

Total current assets	6,698	12,559

Property and equipment, net	791	947
Acquired intangible assets, net	497	674
Goodwill	2,395	2,395
Other assets	62	19

Total assets	$10,443	$16,594

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,289	$832
Royalties payable - former New Moon shareholders	1,713	1,713
Income taxes payable	209	210
Accrued restructuring charges	208	1,121
Accrued expenses and other current liabilities	2,229	3,740
Deferred revenues	2,543	2,572

Total current liabilities	8,191	10,188

Long-term deferred revenues	706	794
Long-term liabilities, other	83	16

Total long-term liabilities	789	810

Total liabilities	8,980	10,998

Commitments and contingencies (note 10)
Shareholders’ equity:
Preferred stock, authorized 20,000 shares; no shares issued and outstanding in 2005	—	—
Common stock, no par value, authorized 100,000 shares; issued and outstanding 27,995 at March 31, 2005 and 27,553 shares at September 30, 2004	146,526	146,088
Deferred stock compensation	(88)	(187)
Accumulated other comprehensive income	238	184
Accumulated deficit	(145,213)	(140,489)

Total shareholders’ equity	1,463	5,596

Total liabilities and shareholders’ equity	$10,443	$16,594

(1)	Amounts as of September 30, 2004 have been derived from audited financial statements as of that date.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TARANTELLA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net loss	$(4,724)	$(6,429)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	395	525
Gain from foreign currency translation	40	78
Loss on disposal of property and equipment	18	2
Stock compensation expense	262	364
Changes in operating assets and liabilities:
Trade receivables	11	(204)
Other receivables	(124)	(6)
Prepaids and other current assets	99	129
Other assets	(43)	(60)
Trade payables	457	(524)
Royalties payable	—	(21)
Income taxes payable	(1)	(15)
Accrued restructuring charges	(913)	(438)
Accrued expenses and other current liabilities	(1,511)	835
Deferred revenues	(117)	1,926
Other long-term liabilities	67	—

Net cash used in operating activities	(6,084)	(3,838)

Cash flows from investing activities:
Purchases of property and equipment	(7)	(176)
Purchases of software and technical licenses	(59)	—
Additional New Moon acquisition costs	—	(4)
Change in royalties payable - former New Moon shareholders	—	(12)

Net cash used in investing activities	(66)	(192)

Cash flows from financing activities:
Payments on capital lease obligations	—	(31)
Line of credit payments	—	(319)
Net proceeds from issuance of common stock and warrants	275	17,810

Net cash provided by financing activities	275	17,460

Effects of exchange rate changes on cash and cash equivalents	—	(6)

Increase (decrease) in cash and cash equivalents	(5,875)	13,424
Cash and cash equivalents at beginning of period	9,621	3,151

Cash and cash equivalents at end of period	$3,746	$16,575

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TARANTELLA, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

	Six Months Ended March 31,
	2005	2004
Supplemental disclosure of cash flow information:

Cash paid -
Income taxes	$189	$244
Interest	7	7
Non-cash financing and investing activities -
Unrealized gain (loss) on available-for-sale securities	—	764
Issuance of stock to employees and directors in lieu of compensation	142	706
Issuance of stock and warrants to acquire Caststream assets	—	377

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1— Basis of Presentation

Tarantella, Inc. (also referred to as “Tarantella,” “the Company,” “we,” “us” or “our”) is a provider of Internet infrastructure software that enables web-based access to enterprise applications from devices including personal computers, Apple Macintosh computers, network terminals known as “thin clients” and handheld devices, such as personal digital assistants. The Tarantella Secure Global Desktop Enterprise Edition solution provides managed and secure web access to enterprise mainframe, Windows, AS/400, Linux, and UNIX applications.

We were incorporated as The Santa Cruz Operation, Inc. (“SCO”) in California in 1979. On May 4, 2001, SCO completed the sale of its Server Software and Professional Services Divisions to Caldera Systems, Inc., retaining the Tarantella Division. Upon the completion of the sale, SCO changed its corporate name to Tarantella, Inc.

In the opinion of management, the accompanying unaudited condensed consolidated statements of operations and comprehensive loss, balance sheets and statements of cash flows include all the material adjustments (consisting of normal recurring adjustments) which we consider necessary for a fair presentation of our financial condition and results of operations as of and for the interim periods presented. These unaudited financial statements include the accounts of the Company and its wholly owned subsidiaries after all material intercompany balances and transactions have been eliminated. These unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the fiscal year ended September 30, 2004, included in our 2004 Annual Report on Form 10-K filed on December 29, 2004 with the Securities and Exchange Commission. The unaudited consolidated interim results presented are not necessarily indicative of results to be expected for the full year. The September 30, 2004 balance sheet was derived from the audited financial statements, and is included for comparative purposes.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X.

Note 2—Continued Operations and Going Concern

We operate in the software industry, which is characterized by intense competition, rapid technological advances and evolving industry standards. Factors that could affect our future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on an industry that is characterized by rapid technological changes, fluctuations in end-user demands, evolving industry standards, competition and risks associated with foreign currencies. Failure by us to anticipate or respond adequately to technological developments in the software industry, changes in customer or supplier requirements or changes in industry standards could have a material adverse effect on our business and operating results.

Our net loss was $4.7 million for the six months ended March 31, 2005, and we have recorded substantial net losses during each of the past five fiscal years. During the quarter ended March 31, 2005, we continued to require funds to finance our operations. We have implemented a series of restructuring programs over the past several years aimed at aligning our costs to our revenues and increasing our revenues to compete in the current business environment and over the long term. While we believe we have made progress in certain of these areas, we must continue to manage our costs and improve our revenues to compete in the existing business environment.

In connection with the above-mentioned plan, we anticipate that we will record charges, including substantial costs required to meet the filing requirements of a public company such as the requirements of the Sarbanes-Oxley Act of 2002, and potential additional restructuring charges to further align our costs to our revenues, possibly including asset impairments and other associated charges, the amount and timing of which cannot be fully estimated at this time.

We believe that, unless we effectively balance our cost structure to our revenues, we may not be able to access the capital markets for new borrowings or financings on acceptable terms. Continued losses of the magnitude we recorded in fiscal 2004 and during the first half of fiscal 2005 are unsustainable. We have significant obligations due in fiscal 2005 and thereafter, including significant financing maturities related to a business purchase we completed in fiscal 2003, operating lease payments and other on-going operating costs. We are intensively engaged in an effort to implement our new strategic business rebranding initiatives in order to successfully expand the market penetration of our products and become a profitable company, but there can be no assurance this effort will succeed. If we do not make substantial progress in the near term toward achieving profitable growth in our competitive market we may not succeed as a going concern.

These matters, among others, raise substantial doubt about our ability to continue as a going concern. Our unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the accompanying Unaudited Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Note 3—Summary of Significant Accounting Policies

Revenue Recognition Our revenue is derived primarily from two sources, across many industries: (i) products license revenue, primarily from product sales to distributors and end users, and royalty revenue, primarily from initial license fees and ongoing royalties from product sales by source code OEMs (original equipment manufacturers) and ISVs (independent software vendors); and (ii) services and support revenue, primarily from providing software updates, support, education and consulting services to end users.

We account for revenue under the provisions of AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended. Product revenue is recognized upon shipment if evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivables is probable. Sales to distributors are recognized upon sale by the distributor to resellers or end users. In certain instances when distributors waive their right to return product, revenue is recognized upon shipment if evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivables is probable. Estimated product returns are recorded upon recognition of revenue from customers having rights of return, including exchange rights for unsold products and product upgrades.

For multiple element contracts involving the sale of our products we use the residual value method to allocate revenue to each component. Vendor specific objective evidence of the fair value of maintenance of license agreements is based on stated renewal rates, and for contracts that do not include stated renewal rates, vendor specific objective evidence of the fair value is determined by reference to the price paid by our customers when maintenance is sold separately. Past history has shown that the rate we charge for maintenance for license agreements with a stated renewal rate is similar to the rate we charge for maintenance on license agreements without a stated renewal rate.

We recognize revenue from maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. For revenue allocated to education and consulting services or derived from the separate sale of such services, we recognize revenue as the related services are performed.

We recognize product revenue from royalty payments upon receipt of quarterly royalty reports from OEMs and ISVs related to their product sales.

We perform ongoing credit evaluations of our customers’ financial condition and do not require collateral. We maintain allowances for potential credit losses and such losses have been within management’s expectations.

Stock Based Compensation We account for stock-based compensation arrangements under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees for our fixed stock option plan and employee stock purchase plan and, accordingly, have not recognized compensation cost in the accompanying consolidated statement of operations for options issued at fair value. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, permits the use of either a fair value based method or the intrinsic value method to measure the expense associated with stock-based compensation arrangements. In accordance with the disclosure provisions of SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, the pro forma effect on our net loss had compensation expense been recorded for the three and six months ended March 31, 2005 and 2004, respectively, as determined under the fair value method, is shown below (in thousands, except per share amounts):

	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
Net loss, as reported	$(3,466)	$(3,679)	$(4,724)	$(6,429)
Add: Stock-based employee compensation expense included in reported net loss	46	218	262	240
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(270)	(640)	(754)	(1,765)

Pro forma net loss	$(3,690)	$(4,101)	$(5,216)	$(7,954)

Basic and diluted net loss per share:
As reported	$(0.12)	$(0.18)	$(0.17)	$(0.39)

Pro forma	$(0.13)	$(0.20)	$(0.19)	$(0.48)

The fair value of the options granted under the Option Plans and the Director Plan were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Stock Option Plans
	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
Risk-free interest rate	3.89%	2.88%	3.56%	2.88%
Dividend yield	0%	0%	0%	0%
Common stock volatility factor	104%	105%	104%	105%
Expected employee option life	4 years	4 years	4 years	4 years
Expected executive option life	5 years	5 years	5 years	5 years

The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Employee Stock Purchase Plan
	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
Risk-free interest rate	1.73%	1.22%	1.73%	1.22%
Dividend yield	0%	0%	0%	0%
Common stock volatility factor	109%	107%	109%	107%
Expected option life	0.5 year	1 year	0.5 year	1 year

Note 4—Net Loss per Share

Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. Diluted net loss per share is the same as basic net loss per share because the calculating of diluted net loss per share excludes potential dilutive shares of common stock since their effect is anti-dilutive. The potentially dilutive securities are as follows (in thousands):

	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
Options and warrants outstanding not included in computation of diluted loss per share because the exercise price was greater than the average market price	4,950	1,198	5,153	2,891
Options and warrants outstanding not included in computation of diluted loss per share because their inclusion would have been anti-dilutive.	4,912	3,000	5,356	2,417

Note 5—Recent Accounting Pronouncements

In July 2004, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force (“EITF”) consensus on Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, which provides guidance regarding application of the equity method of accounting to investments other than common stock. EITF Issue No. 02-14 was effective beginning in our first quarter of fiscal 2005. The adoption of EITF Issue No. 02-14 did not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”), a revision to SFAS No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and superseding APB Opinion No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. We have not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard will result in significant stock-based compensation expense. The pro forma effects on net loss per share if we had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of Opinion 25) are disclosed in Note 3 of this Form 10-Q. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by us to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for our fiscal year beginning October 1, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

Note 6—Accrued Restructuring Charges

	March 31, 2005	September 30, 2004
	(In Thousands)
Fiscal 2004 Restructuring Plans	$22	$587
Fiscal 2002 Restructuring Plan	164	470
Fiscal 2001 Restructuring Plan	22	64

Total Accrued Restructuring Charges	$208	$1,121

Fiscal 2004 Restructuring Plans During the first and fourth quarters of fiscal 2004, we announced restructuring plans which resulted in charges of $19,000 and $1.1 million, respectively, in order to reduce our spending levels to align operating expenses with our lower than expected revenues. The first quarter restructuring plan eliminated our presence in Austria and was completed by the end of fiscal 2004. The fourth quarter restructuring plan reduced the existing workforce in the United States and the United Kingdom and vacated additional facility space at our Santa Cruz, California, headquarters. The reductions in work force affected our sales, product development and corporate services functions. We expect to complete this fourth quarter restructuring plan during fiscal 2005.

	Reduction in Force	Facilities	Total
	(In Thousands)
Restructuring charge accrued	$1,065	$64	$1,129
Payments/utilization of the accrual	(542)	—	(542)

Accrual at September 30, 2004	523	64	587
Payments/utilization of the accrual, three months ended December 31, 2004	(523)	(22)	(545)
Payments/utilization of the accrual, three months ended March 31, 2005	—	(20)	(20)

Accrual at March 31, 2005	$—	$22	$22

Fiscal 2002 Restructuring Plan During the first quarter of fiscal 2002, the Company announced a restructuring plan, which resulted in a charge of $1.6 million. The Company reduced its spending levels to align its operating expenses with the Company’s lower than expected revenues. The restructuring included a reduction in staffing, a reserve for unused facilities at the Company’s corporate headquarters, and costs associated with closing several foreign offices. The Company completed the cost reduction actions initiated in fiscal 2002, with the exception of sub-leasing excess space at the Company’s corporate headquarters in Santa Cruz, California which has been reserved for though the lease expiration date of June 30, 2005.

	Reduction in Force	Facilities	Disposal of Fixed Assets	Total
	(In Thousands)
Restructuring charge accrued	$856	$736	$44	$1,636
Payments /utilization of the accrual	(861)	(546)	(39)	(1,446)

Provision Adjustment	5	560	(5)	560

Accrual at September 30, 2002	—	750	—	750
Payments /utilization of the accrual	—	(590)	—	(590)
Provision Adjustment	—	485	—	485

Accrual at September 30, 2003	—	645	—	645
Payments /utilization of the accrual	—	(606)	—	(606)
Provision Adjustment	—	431	—	431

Accrual at September 30, 2004	—	470	—	470
Payments/utilization of the accrual, three months ended December 31, 2004	—	(164)	—	(164)
Payments/utilization of the accrual, three months ended March 31, 2005	—	(142)	—	(142)

Accrual at March 31, 2005	$—	$164	$—	$164

Fiscal 2001 Restructuring Plan During the second quarter of fiscal 2001, the Company announced a restructuring plan which resulted in a charge of $1.6 million and included a reduction in personnel and a reserve for unused facilities. As part of this restructuring plan, the Company vacated additional space within its Santa Cruz, California corporate headquarters with expectations to sublease the space to offset a portion of its lease obligation. In the fourth quarter of fiscal 2004 an additional provision of $64,000 was recorded because the facility was not yet sub-leased. The space is now fully reserved for through the lease expiration date of June 30, 2005.

	Reduction in Force	Facilities	Total
	(In Thousands)
Restructuring charge accrued	$1,499	$64	$1,563
Payments/utilization of the accrual	(1,460)	(24)	(1,484)
Provision Adjustment	(39)	—	(39)

Accrual at September 30, 2001	—	40	40
Payments/utilization of the accrual	—	(100)	(100)
Provision Adjustment		166	166

Accrual at September 30, 2002	—	106	106
Payments/utilization of the accrual	—	(83)	(83)
Provision Adjustment		64	64

Accrual at September 30, 2003	—	87	87
Payments/utilization of the accrual	—	(82)	(82)
Provision Adjustment	—	59	59

Accrual at September 30, 2004	—	64	64
Payments/utilization of the accrual, three months ended December 31, 2004	—	(22)	(22)
Payments/utilization of the accrual, three months ended March 31, 2005	—	(20)	(20)

Accrual at March 31, 2005	$—	$22	$22

Note 7—Geographic Segment Information

The following tables present information on revenue and long-lived assets by geography. Revenue is allocated based on the location from which the sale is satisfied and long-lived asset information is based on the physical location of the asset. (In Thousands)

	Three Months Ended March 31,		As percentage of total net revenues Three Months Ended March 31,
	2005	2004	2005	2004
Net revenues by geography:
United States	$1,025	$1,357	39%	43%
EMEIA (1)	968	1,072	36%	34%
Asia Pacific	484	343	18%	11%
Canada and Latin America	187	365	7%	12%

Total net revenues	$2,664	$3,137	100%	100%

	Six Months Ended March 31,		As percentage of total net revenues Six Months Ended March 31,
	2005	2004	2005	2004
United States	$2,817	$2,635	42%	40%
EMEIA (1)	2,726	2,606	41%	40%
Asia Pacific	725	679	11%	10%
Canada and Latin America	410	685	6%	10%

Total net revenues	$6,678	$6,605	100%	100%

	March 31, 2005	September 30, 2004
Long-lived assets by geography:
United States	$3,520	$3,789
EMEIA (1)	225	246

Total long-lived assets	$3,745	$4,035

(1)	Europe, Middle East, India and Africa

Note 8—Available-for-sale Equity Securities and Investments

At March 31, 2004 we held 505,767 shares of Rainmaker’s common stock. We accounted for these shares as available-for-sale securities and recorded them at fair market value, based on quoted market prices with any unrealized gains or losses included as part of accumulated other comprehensive income. During the third quarter of fiscal 2004, we sold our remaining 505,767 shares of Rainmaker stock with a cost basis of $0.2 million, and for which we received cash proceeds of $0.9 million. At September 30, 2004 and March 31, 2004, we did not have any accounts receivable from Rainmaker. There were no sales to Rainmaker in fiscal years 2005 or 2004.

Note 9—Acquired Intangible Assets, Net

Following are tables of our acquired intangible assets summarizing their gross carrying amounts, accumulated amortizations, fiscal 2004 impairment write down and net carrying amounts as of March 31, 2005 and September 30, 2004, and the amortization expense and the estimated future amortization expense. (In thousands)

	As of March 31, 2005
	Gross carrying amount	Accumulated amortizations	Intangible assets, net
Amortized intangible assets
Technology	$804	$407	$397
Patents	417	317	100
Trademarks	72	72	—
Other	7	7	—

Total	$1,300	$803	$497

	As of September 30, 2004
	Gross carrying amount	Accumulated amortizations	Impairment writedown, Fiscal 2004	Intangible assets, net
Amortized intangible assets
Technology	$804	$273	$—	$531
Patents	700	274	283	143
Trademarks	200	72	128	—
Other	20	7	13	—

Total	$1,724	$626	$424	$674

Amortization expense:

For the three months ended March 31, 2004	$118
For the three months ended March 31, 2005	88
For the six months ended March 31, 2004	237
For the six months ended March 31, 2005	177

As of March 31, 2005, estimated future amortization expense:
Fiscal Year 2005 (remaining six months)	$177
Fiscal Year 2006	269
Fiscal Year 2007	51

All of our acquired identifiable intangible assets have an estimated three year life and are subject to amortization. No significant residual value is estimated for the acquired intangible assets.

Note 10—Commitments and contingencies

Indemnification We license our software and services pursuant to a software license agreement, in which we agree to indemnify, hold harmless and defend the customer against damages arising out of claims filed by third parties that our products infringe any copyright or other intellectual property right. The term of the indemnification is generally perpetual, limited by applicable statutes of limitations. The license agreement generally limits the scope of the remedies for such indemnification obligation, including but not limited to certain product usage limitations and the right to replace an infringing product or modify it to make it non-infringing. If we cannot address the infringement by replacing or repairing the product, we are allowed to cancel the license and return the fees paid by the customer. We have never incurred expense under such indemnification provisions. We believe the estimated fair value of these indemnification agreements is minimal.

As permitted under California law, we have agreements whereby we indemnify our officers and directors for certain events while our officer or director is, or was serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director’s and Officer’s insurance policy that limits our exposure and enables us to recover at least a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal.

Warranties We generally warrant for a period of 90 days that our software products will perform substantially in accordance with its published specifications, that the reproduction of our software on the media material provided by us is correct and that the documentation is correctly printed. In the event of any non-conformance, we agree to repair, replace or accept return of the non-conforming product and refund any fees paid by the customer for said non-conforming product. We have never incurred significant expense under our product warranties. We believe the estimated fair value of these warranty agreements is immaterial.

Litigation No material legal proceedings are pending to which we are a party. We are responding to claims arising in the ordinary course of business. We intend to defend ourselves vigorously in these matters. Our management believes that it is unlikely that the outcome of these matters will have a material adverse effect on our financial statements, although there can be no assurance in this regard.

Note 11—Subsequent Events

On May 9, 2005 we entered into a merger agreement with Sun Microsystems, Inc. (“Sun”) and Cha Cha Acquisition Corporation, a subsidiary of Sun. Under the terms of the agreement, we would become a wholly owned subsidiary of Sun. Sun would acquire us for a cash purchase price of $0.90 per share, or approximately $25 million in the aggregate, and assumption of employee stock options. The transaction is subject to closing conditions, including regulatory approvals and the approval of our shareholders. There can be no assurances that the transaction will be consummated.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s unaudited condensed consolidated financial statements and notes thereto included elsewhere in this Quarterly Report on Form 10-Q, as well as the Management’s Discussion and Analysis of Financial Condition and Result of Operations included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004. In addition to historical information contained herein, this discussion and analysis contains forward-looking statements. These statements involve risks and uncertainties and can be identified by the use of forward-looking terminology such as “estimates,” “projects,” “anticipates,” “plans,” “future,” “may,” “will,” “should,” “predicts,” “potential,” “continue,” “expects,” “intends,” “believes,” and similar expressions. Examples of forward-looking statements include those relating to financial risk, management activities and the adequacy of financial resources for operations. These and other forward-looking statements are only estimates and predictions. While the Company (also referred to as “Tarantella,” “we,” “us,” or “our”) believes that the expectations reflected in the forward-looking statements are reasonable, our actual results could differ materially due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this Quarterly Report on Form 10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s expectations only as of the date hereof.

Business Overview

We are a leading provider of internet infrastructure software that enables web-based access to enterprise applications.

Our products provide managed and secure web access to enterprise mainframe, Windows, AS/400, Linux, and UNIX applications. Our products allow businesses to leverage their existing information technology assets to provide cost savings, improved productivity, and the flexibility to accommodate the rapid changes in today’s organizations.

Overview of Our Results

Our revenues derive primarily from two sources, across many industries: (i) product license revenue, primarily from product sales to distributors and end users, and royalty revenue, primarily from initial license fees and ongoing royalties from product sales by source code OEMs (original equipment manufacturers) and ISVs (independent software vendors); and (ii) services and support revenue, primarily from providing software updates, support, education and consulting services to end users.

Applications of Critical Accounting Policies

We have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States. In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our reported revenues, losses from operations, and net loss, as well as on the value of certain assets and liabilities on our balance sheet. These estimates, assumptions and judgments about future events and their effects on our results cannot be determined with certainty, and are made based upon our historic experience and on other assumptions that are believed to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. The discussion and analysis of our financial condition and results of operations are based upon these statements. There are a number of accounting policies, methods and estimates affecting our financial statements. Areas that are particularly significant include revenue recognition, New Moon and Caststream acquisitions, goodwill and other intangible assets, restructuring charges, returns and reserves and allowance for doubtful accounts, and income taxes, which are described below. In addition, please refer to Note 3 of our Unaudited Condensed Consolidated Financial Statements for further discussion of our significant accounting policies.

Additional information about these critical accounting policies may be found in the “Management’s Discussion & Analysis of Financial Condition and Results of Operations” section included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2004. There have been no changes to these critical accounting policies subsequent to September 30, 2004.

Revenue Recognition

We account for the licensing of software in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (SOP) 97-2 Software Revenue Recognition, as amended. The application of SOP 97-2 requires judgment, including whether (i) a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (“VSOE”) of fair value exists for those elements, or (ii) the end users receive certain elements of our products over a period of time. These elements include post-delivery support and the right to receive unspecified upgrades/enhancements of our products on a when-and-if-available basis. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of our earned and unearned revenue. Judgment is also required (i) to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products, and (ii) in our on-going evaluation of our customer’s credit worthiness at the time of sale.

New Moon and Caststream Acquisitions

In connection with the New Moon Systems, Inc. (“New Moon”) and Caststream acquisitions, we allocated the purchase price associated with each acquisition to the tangible and intangible assets acquired, liabilities assumed and in-process research and development based on their estimated fair values. We engaged two third-party appraisal firms to assist us in determining the fair values of the assets acquired and the liabilities assumed. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. The critical estimates we used in allocating the purchase price and valuing certain intangible assets included but were not limited to: future expected cash flows from customer contracts, acquired developed technologies and patents, expected costs to develop the in-process research and development into commercially viable products, estimated cash flows from the projects when completed, and the trade name and the market position of the acquired products and assumptions about the period of time the trade name will continue to be used in the New Moon product portfolio, and determining the appropriate discount rates and other assumptions. Our estimate of fair value at the time when they were made was based upon assumptions that we believed to be reasonable, but which are inherently uncertain and unpredictable.

Goodwill and Other Intangible Assets

SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We perform the annual goodwill impairment test as of July 1st every year to determine if there is any goodwill impairment. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Restructuring charges

Over the last several years we have undertaken significant restructuring initiatives, which have required us to develop formalized plans for exiting certain business activities. These plans have required us to record estimated expenses for severance, lease cancellations, long-term asset write downs, and other restructuring costs. Given the significance and the timing of the execution of such activities, this process is complex and involves periodic reassessments of original estimates. Our policies, as supported by current authoritative guidance, require us to continually evaluate the adequacy of the remaining liabilities under our restructuring activities. As we continue to evaluate the business, there may be additional charges for new restructuring activities as well as changes in estimates of amounts previously recorded.

Returns and Reserves and Allowance for Doubtful Accounts

Our recognition of revenue from sales to distributors is affected by agreements giving distributors the right to return up to ten percent of the amount of the last ninety days of the distributor’s software sales. Historically, the return rate has averaged less than ten percent. We record a provision for product returns for related sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data we use to calculate these estimates does not properly reflect future returns, revenue could be affected. Accordingly, estimating product returns requires significant management judgment. In addition, different return rate estimates that we reasonably could have used would have had a material impact on our reported sales and thus have had a material impact on the presentation of the results of operations.

Payments from customers are continuously monitored and allowances are maintained for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of allowances for doubtful accounts, various factors are taken into consideration, including accounts receivable aging, customer credit-worthiness, historical bad debts, and geographic and political risk. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

As of March 31, 2005, our net accounts receivable balance was $2.1 million, net of allowances of $0.1 million.

Income Taxes

SFAS 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially affect our financial position or our results of operations.

We have operations in many countries other than the United States. Transfer prices for services provided between the United States and these countries have been documented as reasonable, however, tax authorities could challenge these transfer prices and assess additional taxes on prior period transactions. Any such assessment could require that we record an additional tax provision in our statement of operations.

Income tax assets and liabilities are determined by taxable jurisdiction. We evaluate net deferred tax assets in each tax jurisdiction by estimating the likelihood of generating future profits to realize these assets. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The provision for income taxes represents taxes payable for the current period, plus the net change in deferred tax amounts.

De-Listing Status

On October 20, 2003, we announced that we had received notification from the Nasdaq Listing Qualifications Panel that our stock would discontinue trading on the Nasdaq SmallCap Market effective with the open of business on Tuesday, October 21, 2003. Our stock began trading Over the Counter on the Pink Sheets in October 2003.

This action followed our appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file SEC Form 10-Q for our third quarter of fiscal 2003. The Nasdaq Panel determination to delist our stock was based on our filing delinquency, public interest concerns, and the nature of the internal revenue investigation. On December 8, 2003, we filed an appeal to reverse that portion of the Nasdaq Panel’s decision relating to its public interest concerns. On February 27, 2004, the Nasdaq advised us that our appeal had been denied.

On May 14, 2004, we were once again current with our periodic reporting obligations under the Securities and Exchange Act of 1934, as amended, which is required for our shares to trade on the OTC Bulletin Board. On August 25, 2004, we announced that we had received notification that our shares were approved for trading on the OTC Bulletin Board, and that trading had begun at the open of the market on August 24, 2004 under our new symbol TTLA.OB.

Now that we have resumed compliance with the periodic reporting requirements of the Exchange Act, we intend to attempt to meet the listing requirements for the Nasdaq SmallCap Market, however some requirements such as minimum bid price and market capitalization are outside of our control.

Management Changes

Various executive management changes occurred during fiscal 2004. For further information see our 2004 Annual Report on Form 10-K.

Results of Operations

Comparison of the Three and Six Months Ended March 31, 2005 and 2004

The following tables set forth selected unaudited condensed consolidated financial data for the periods indicated, expressed in thousands and as a percentage of period total net revenues or as noted.

Net revenues:

	Three Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Licenses	$1,413	53%	$2,159	69%	-35%
Services	1,251	47%	978	31%	28%

Total net revenues	$2,664	100%	$3,137	100%	-15%

	Six Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Licenses	$4,284	64%	$4,525	69%	-5%
Services	2,394	36%	2,080	31%	15%

Total net revenues	$6,678	100%	$6,605	100%	1%

(1)	percentage of period total net revenues

Our net revenues are derived from software licenses and fees for services, which include maintenance, support, engineering services, consulting, and training. The decrease in license revenue for the three months ended March 31, 2005 as compared to the prior year period is due to the failure to complete one or more large licensing contracts and reflects the long lead-time nature of negotiating and realizing large license contracts in our business. License revenue for the six months ended March 31, 2005 is somewhat lower than the prior year period, due to lower fiscal 2005 second quarter license revenues partially offset by two large license sales of our Enterprise Edition product to a leader in the financial services industry and a large European OEM (original equipment manufacturer) partner during our fiscal 2005 first quarter. Service revenues were up in the three and six months ended March 31, 2005 due to our focus on renewals and the carryforward effect of deferred service revenues from fiscal 2004’s multiyear service contracts.

The increase in net revenue performance is broken out geographically in the following table:

Net revenues by geography:

	Three Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
United States	$1,025	39%	$1,357	43%	-24%
EMEIA (2)	968	36%	1,072	34%	-10%
Asia Pacific	484	18%	343	11%	41%
Canada and Latin America	187	7%	365	12%	-49%

Total net revenues	$2,664	100%	$3,137	100%	-15%

	Six Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
United States	$2,817	42%	$2,635	40%	7%
EMEIA (2)	2,726	41%	2,606	40%	5%
Asia Pacific	725	11%	679	10%	7%
Canada and Latin America	410	6%	685	10%	-40%

Total net revenues	$6,678	100%	$6,605	100%	1%

(1)	Percentage of period total net revenues

(2)	Europe, Middle East, India and Africa

United States net revenues decreased by $0.3 million in the three months ended March 31, 2005 versus the prior year period primarily due to the failure to complete one or more large license contracts and reflects the long lead-time nature of negotiating and realizing large license contracts in our business. The increase in United States net revenues of $0.2 million for the six months ended March 31, 2005 versus the prior year period was due primarily to a $0.9 million sale of our Enterprise Edition product to a financial institution in the first quarter of fiscal 2005, partially offset by lower second quarter sales versus the prior year period.

EMEIA net revenues decreased by $0.1 million in the three months ended March 31, 2005 over the prior year period primarily because of lower European market sales coupled with a percentage reduction in our revenue sharing agreements with our European channel partners that came into effect at various times during calendar 2004. The increase in EMEIA net revenues of $0.1 million in the six months ended March 31, 2005 over the prior year period was due primarily to the strong first quarter results including a sale to a large European OEM of which $0.8 million was recognized as revenue partly offset by lower second quarter European revenues.

Asia Pacific net revenues increased by $0.1 million in the three months ended March 31, 2005 over the prior year period primarily due to a $0.2 million sale to a customer in Japan in the current quarter. Asia Pacific net revenues increased somewhat in the six months ended March 31, 2005 over the prior year period primarily due to the strong second quarter sales in Japan.

Canada and Latin America net revenues decreased in the three and six months ended March 31, 2005 over the prior year periods due to a large one-time sale to a Canadian customer of $0.2 million during the three months ended March 31, 2004.

International net revenues were 61% of total revenues for the three months ended March 31, 2005 compared to 57% for the same period in the prior year. For the six months ended March 31, 2005, international net revenues were 58%, compared to 60% for the same period in the prior year.

For the six months ended March 31, 2005, one financial company and one European software integrator accounted for 14% and 13%, respectively, of the Company’s net revenues. For the six months ended March 31, 2004, one European ditributor accounted for 10% of the Company’s net revenues.

Cost of revenues and gross margin:

	Three months Ended March 31,				Percent Change from 2004
	2005		2004
		(1)		(1)
Cost of revenues
Licenses	$143	5%	$202	6%	-29%
Services	494	19%	394	13%	25%

Total cost of revenues	$637	24%	$596	19%	7%

Gross Margin
Licenses	$1,270	48%	$1,957	62%	-35%
Services	757	28%	$584	19%	30%

Total gross margin	$2,027	76%	$2,541	81%	-20%

	Six months Ended March 31,				Percent Change from 2004
	2005		2004
		(1)		(1)
Cost of revenues
Licenses	$293	4%	$370	6%	-21%
Services	895	13%	724	11%	24%

Total cost of revenues	$1,188	17%	$1,094	17%	9%

Gross Margin
Licenses	$3,991	60%	$4,155	63%	-4%
Services	1,499	22%	$1,356	20%	11%

Total gross margin	$5,490	82%	$5,511	83%	0%

(1)	Percentage of period total net revenues

Cost of license revenues decreased by $0.1 million and $0.1 million in the three and six months ended March 31, 2005, respectively, compared to the prior year periods due to lower current quarter technology costs amortization following our $0.4 million write-down during our fourth quarter fiscal 2004 relating to previously acquired New Moon intangible assets, and due to lower labor costs and facility allocations resulting from our fiscal 2004 restructuring plans. These reductions were partially offset by higher technology-related expenses related to our second quarter fiscal 2004 acquisition of Caststream Technologies, plus higher royalty costs in the fiscal 2005 quarters. License gross margin decreased by $0.7 million and $0.2 million in the three and six months ended March 31, 2005, respectively, from the prior year periods primarily due to lower license net revenues of $0.8 million and $0.2 million, respectively, partially offset by decreased costs of license revenues of $0.1 million and $0.1 million, respectively.

Cost of service revenues increased by $0.1 million and $0.2 million in the three and six months ended March 31, 2005, respectively, compared to the prior year periods due to higher labor costs supporting our focus on renewals. Services gross margin increased by $0.2 million and $0.1 million in the three and six months ended March 31, 2005, respectively, from the prior year periods as a result of higher revenues as we continue to focus on renewals.

Total gross margin decreased by $0.5 million in the three months ended March 31, 2005 primarily due to decreased licenses net revenues of $0.7 million resulting in licenses gross margin decrease of $0.7 million, partially offset by higher services net revenues of $0.3 million resulting in services gross margin increase of $0.2 million. Total gross margin decreased slightly in the six ended March 31, 2005 from the prior year period primarily due to lower license net revenues of $0.2 million resulting in licenses gross margin decrease of $0.2 million mostly offset by higher services net revenues of $0.3 million resulting in services gross margins increase of $0.1 million.

Operating expenses:

	Three Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Research and development	$955	36%	$1,205	38%	-21%
Selling, general and administrative	4,434	166%	4,781	152%	-7%
Legal settlement and litigation costs	—	—	86	3%	-100%
Restructuring charge (credit)	—	—	(8)	0%	-100%

Total operating expenses	$5,389	202%	$6,064	193%	-11%

	Six Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Research and development	$1,787	27%	$2,166	33%	-17%
Selling, general and administrative	8,357	125%	9,317	141%	-10%
Legal settlement and litigation costs	—	—	135	2%	-100%
Restructuring charge	—	—	11	0%	-100%

Total operating expenses	$10,144	152%	$11,629	176%	-13%

(1)	Percentage of period total net revenues

Research and development expenses decreased by $0.3 million in the three months ended March 31, 2005 from the prior year period primarily due to lower labor and facility costs resulting from implementing our 2004 restructuring plans including reduction-in-force and reduced occupancy costs, and the effect of one-time start-up costs of the India Development Center in the prior year second quarter, partially offset by outside professional support costs increase of $0.1 million related to development projects during the three months ended March 31, 2005. Research and development expenses decreased by $0.4 million in the six months ended March 31, 2005 from the prior year period primarily due to lower labor and facility costs resulting from implementing our 2004 restructuring plans including reduction-in-force savings and reduced occupancy costs, and the effect of one-time start-up costs of the India Development Center in the prior year second quarter, partially offset by outside professional support costs increase of $0.2 million related to development projects during the six months ended March 31, 2005.

Selling, general and administrative expenses for the three and six months ended March 31, 2005 decreased by 7% and 10%, respectively, from the prior year periods. Selling, general and administrative expenses decreased by $0.3 million in the three months ended March 31, 2005 from the prior year period, primarily due to our 2004 restructuring activities including salary savings related to our reductions-in-force, lower cooperative advertising costs with our distributors, and lower allocations due to closed facilities, plus non-recurring prior year period legal and audit costs related to our internal revenue investigation, partially offset by special projects in the three months ended March 31, 2005 including those related to our Sarbanes-Oxley Act of 2002 Section 404 (“SOX”) compliance project and costs incurred related to potential merger and acquisition opportunities, increased salaries, employee termination costs and overall higher travel expenses plus cooperative marketing expenses incurred with our new European distributor. Selling, general and administrative expenses decreased by $1.0 million in the six months ended March 31, 2005 from the prior year period primarily due to non-recurring prior year period legal and audit costs related to our internal revenue investigation, plus salary savings in the six months ended March 31, 2005 resulting from our restructuring activities including salary savings related to reductions-in-force, and the reversal during the three months ended December 31, 2004 of a $0.2 million value added tax reserve, partially offset by special projects costs in the six months ended March 31, 2005 including those related to our SOX compliance project and costs incurred related to potential merger and acquisition opportunities, increased salaries, employee termination costs, and overall higher travel expenses plus cooperative marketing expenses incurred with our new European distributor.

Legal settlement and litigation costs in the prior year periods relate to a suit that was settled in October 2004 and for which we were fully accrued as of our fiscal year end 2004.

Restructuring charge of $11,000 for the six months ended March 31, 2004 is related to the First Quarter Fiscal 2004 Restructuring Plan and includes a modest adjustment in the three months ended March 31, 2004. There were no restructuring charges in the three and six months ended March 31, 2005.

Other income and expense:

	Three Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Interest income	$18	1%	$12	0%	50%
Interest expense	—	0%	(10)	0%	-100%
Other income (expense), net	(50)	-2%	(61)	-2%	-18%

Total other income (expense)	$(32)	-1%	$(59)	-2%	-46%

	Six Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Interest income	$45	1%	$13	0%	246%
Interest expense	(6)	0%	(18)	0%	-67%
Other income (expense), net	(18)	0%	(111)	-2%	-84%

Total other income (expense)	$21	1%	$(116)	-2%	-118%

(1)	Percentage of period total net revenues

Interest income increased due to our higher cash balances during the three and six months ended March 31, 2005 resulting primarily from the private equity placements that occurred at the end of December 2003 and February 2004. Other expense, net primarily relates to foreign exchange translation differences.

Provision for income tax expense

The tax provisions for the three and six months ended March 31st of fiscal 2005 and fiscal 2004 reflect foreign taxes. Provision for income taxes expense was $72,000 and $91,000 for three and six months ended March 31, 2005, respectively, compared to $97,000 and $195,000 for the same periods in fiscal year 2004, respectively, and is lower because of lower European taxable income in the current periods. Increased foreign withholding taxes during the three months ended March 31, 2005 versus our prior quarter primarily relate to sales in Italy.

Net loss:

	Three Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Net loss	$(3,466)	-130%	$(3,679)	-117%	-6%

	Six Months Ended March 31,				Percent Change From 2004
	2005		2004
		(1)		(1)
Net loss	$(4,724)	-71%	$(6,429)	-97%	-27%

(1)	percentage of period total net revenues

Net loss for the three and six months ended March 31, 2005 was 6% lower and 27% lower than for the prior year periods, respectively. The decrease in net loss is primarily due to lower operating expenses.

Liquidity and Capital Resources

We have incurred net losses from operations during periods of the first six months of fiscal 2005, fiscal year 2004 and fiscal year 2003, of approximately $4.7 million, $15.7 million and $9.7 million, respectively. Net cash used in operating activities was $6.1 million for the six months ended March 31, 2005, $11.3 million for fiscal year 2004 and $9.3 million for fiscal year 2003. We have an accumulated deficit of $145.2 million as of March 31, 2005. These conditions, among others, raise substantial doubt about our ability to continue as a going concern.

We have financed our operations through private offerings of our common stock and bank borrowings. As of March 31, 2005, our principal source of liquidity included cash and cash equivalents of $3.7 million, representing 36% of total assets. The decrease in cash and cash equivalents of $5.9 million in the six months ended March 31, 2005 is primarily due to lower sales in the second quarter, our ongoing operating costs plus the costs of implementing our Fourth Quarter Fiscal 2004 Restructuring Plan. As of March 31, 2005 we have no outstanding bank borrowings or other debt instruments.

Net cash used in operating activities was $6.1 million during the six months ended March 31, 2005, compared to $3.8 million used in operating activities in the prior year period. The increase in the net cash used in operating activities in the current period is primarily due to a significant increase in deferred revenue receipts in the prior year period and payments in the current year period related to restructuring plans.

Net cash used in investing activities was $66,000 during the six months ended March 31, 2005, compared to $192,000 used in investing activities in the prior year period. The current period’s use primarily relates to software purchases for general information technology requirements. Prior year period expenditures primarily related to purchases of software.

Net cash provided by financing activities was $0.3 million during the six months ended March 31, 2005, compared to $17.5 million provided by financing activities in the prior year period. The current period’s amount is the result of net proceeds from the issuance of common stock under our various stock option plans. The prior year amount is primarily the result of net proceeds of $17.8 million from our private placements of common stock, partially offset by paying off our line of credit of $0.3 million.

Our days sales outstanding (DSO) at March 31, 2005 was 70 days, a decrease of 22 days from 92 days at March 31, 2004. The lower DSO was due primarily to a reduction in ending net receivables compared to the prior year period due to lower recorded revenues in the three months ended March 31, 2005. The accounts receivable balances over 30 days were $0.6 million and $0.4 million as of March 31, 2005 and March 31, 2004, respectively.

On December 26, 2003, we completed a private placement of common stock and warrants to the following investors: Special Situations Technology Funds, Starlight Digital Technologies, LLC, an investment group in which Mr. Wilde acts as Managing Director, and an additional private investor, resulting in gross proceeds to us of approximately $2,750,000. In connection with the financing, we paid placement fees in the amount of $232,303.

On February 23, 2004, we completed a private placement of common stock and warrants to various investors resulting in gross proceeds to us of $16,350,000. In connection with the financing, we paid placement fees in the amount of $1,198,000

We had capital lease commitments of $32,000 in fiscal year 2004, which were completed by March 31, 2004. There are no capital lease commitments beyond fiscal 2004. We have operating lease commitments of $1.4 million for fiscal year 2005 of which $0.7 million was incurred as of March 31, 2005, and no operating lease commitments extend past fiscal year 2008.

We believe, based on our current plans, existing cash and cash equivalents, and expected results from operations, that our existing funds plus funds generated from operations may be sufficient to meet our operating requirements through fiscal year 2005. However, given the uncertainty of projecting future revenue levels, additional financing may be required during fiscal year 2005 and thereafter. Management is actively pursuing additional financing sources for the Company. However, we cannot be assured that additional financing will be available if or as required, or on terms favorable to us.

Risk Factors

Set forth below and elsewhere in this filing and in other documents we file with the SEC are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements in this filing. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

We may not have adequate cash and cash equivalents to fund our operating requirements during the fourth quarter of our fiscal year 2005 and thereafter, and it may be difficult for us to raise needed capital in the future.

Our net loss was $4.7 million for the six months ended March 31, 2005, and we have recorded substantial net losses during each of the past five fiscal years. During the quarter ended March 31, 2005, we continued to require funds to finance our operations. We have implemented a series of restructuring programs over the past several years aimed at aligning our costs to our revenues and increasing our revenues to compete in the current business environment and over the long term. While we believe we have made progress in these areas, we must continue to manage our costs and improve our revenues to compete in the existing business environment. We believe that, unless we effectively balance our cost structure to our revenues, we may not be able to access the capital markets for new borrowings or financings on acceptable terms. Continued losses of the magnitude we recorded in fiscal 2004 and during the first half of fiscal 2005 are unsustainable. We have significant obligations due in fiscal 2005 and thereafter, including significant financing maturities related to a business purchase we completed in fiscal 2003, operating lease payments and other on-going operating costs.

Should we require additional capital to fund ongoing operations before the end of fiscal 2005 and beyond, we have traditionally raised additional capital through public or private financing, strategic relationships or other arrangements. We cannot be certain that such future funding, if or when needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. If we fail to raise capital when needed, this may prevent us from continuing operations as a going concern.

Fluctuations in our operating results on a quarterly or annual basis could cause the market price of our common stock to decline.

The results of operations for any quarter or fiscal year are not necessarily indicative of the results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly and annual fluctuations as a result of a number of factors, including but not limited to:

•	overall technology spending;

•	changes in general economic conditions and specific market conditions in the internet infrastructure industry;

•	rapid technological changes that can adversely affect the demand for our products;

•	fluctuations in demand for our products and services;

•	the public’s perception of our Company and our products;

•	the long sales and implementation cycle for our products;

•	general industry trends and the potential effects of price and product competition in the internet infrastructure industry;

•	the introduction and acceptance of new technologies;

•	reductions in sales to, or loss of, significant customers;

•	the timing of orders, timing of shipments, and the ability to satisfy all contractual obligations in customer contracts;

•	the impact of acquired technologies and businesses;

•	our ability to control spending and achieve targeted cost reductions;

•	our ability to generate cash adequate to continue operations;

•	the potential loss of key employees;

•	our ability to attract and retain qualified personnel; and

•	the ability of our customers and suppliers to obtain financing or to fund capital expenditures.

As a consequence, operating results for any particular future period are difficult to predict, and such unpredictability may cause the price of our stock to fluctuate or decline. We participate in a highly dynamic industry and future results could be subject to significant volatility, particularly on a quarterly basis. Our revenue and operating results may be unpredictable due to our shipment patterns. We operate with little backlog of orders because our products are generally shipped as orders are received. In general, a substantial portion of our revenues have been booked and shipped in the third month of each fiscal quarter, with a concentration of these revenues in the latter half of that third month. In addition, the timing of closing large license contracts and the release of new products and product upgrades increase the risk of quarter to quarter fluctuations and the uncertainty of quarterly operating results. Our staffing and operating expense levels are based on an operating plan and are relatively fixed throughout the quarter. As a result, if revenues are not realized in the quarter as expected, our expected operating results and cash balances could be adversely affected, and such effect could be substantial and could result in an operating loss and depletion of our cash balances.

We may never achieve profitability in the future.

We divested our server software and professional services divisions in May 2001. Since the divestiture, we have not achieved profitability, and may never generate sufficient revenues to achieve profitability. As of March 31, 2005 we had an accumulated deficit of $145.2 million. Many of our operating expenses are relatively fixed in nature, particularly in the short term. We expect to continue to incur significant operating expenses in connection with our ongoing sales and marketing efforts. We also expect to incur noncash charges relating to amortization of intangibles related to past acquisitions. We must therefore generate revenues sufficient to offset these increased expenses in order for us to become profitable. We cannot assure you that we will successfully generate sufficient revenues or that we will ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain our profitability.

We compete in the highly competitive internet infrastructure market.

The industry has become increasingly competitive and, accordingly, our results may also be adversely affected by the actions of existing or future competitors, including the development of new technologies, the introduction of new products, and the reduction of prices by such competitors to gain or retain market share. Our results of operations could be adversely affected if we are required to lower our prices significantly or our products or technologies are rendered obsolete or less attractive to customers.

We depend on the development and acceptance of new products in a rapidly changing market.

The market of our products is characterized by rapidly changing technology, evolution of new industry standards, and frequent introductions of new product enhancements. Our success will depend upon our continued ability to enhance our existing products, to introduce new products on a timely and cost-effective basis to meet the evolving customer requirements, to achieve market acceptance for new product offerings, and to respond to emerging industry standards and other technological changes. There can be no assurance that we will be successful in developing new products or enhancing our existing products, or that such new or enhanced products will receive market acceptance. Our success also depends upon our ability to license from third parties and to incorporate into our products new technologies that become industry standards. There can be no assurance that we will continue to obtain such licenses on favorable terms or at all, or that we will successfully incorporate such third-party technologies into our own products. We anticipate new releases of our products in our current fiscal year ending September 2005. There can be no assurance that such new releases will not be affected by technical problems or “bugs”, as is common in the software industry. Furthermore, there can be no assurance that these or other future product introductions will not be delayed. Delays in the availability, or a lack of market acceptance, of new or enhanced products could have an adverse effect on our business. There can be no assurance that product introductions in the future will not disrupt product revenues and adversely affect operating results.

We are exposed to general economic and market conditions that affect the software industry.

Any significant downturn in our customers’ markets, or domestic and global conditions, which results in a decline in demand for software and services could harm the Company’s business. The recent state of the economy has had a negative impact on the software industry. This could result in customers continuing to delay or cancel orders for software. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may cause the market price of our common stock to decline or become more volatile. Our future operating results may be affected by various uncertain trends and factors that are beyond our control. These include adverse changes in general economic conditions and rapid or unexpected changes in the technologies affecting our products. The process of developing new high technology products is complex and uncertain and requires accurate anticipation of customer needs and technological trends.

Any inability to hire, retain or integrate key personnel will impact our business.

We rely heavily on the contributions of our senior management and other key management and technical personnel. The competition for such employees is extremely intense, particularly in the technology-centric regions where we operate. We may not be able to hire, retain and integrate such key personnel. The loss of any individual member of our management team or other key employees may create disruptions in our business.

Furthermore, we have historically used stock options and other forms of equity-related compensation as a key component to our employee compensation program in order to align employees’ interests with the interests of shareholders, encourage employee retention, and provide competitive compensation packages. In recent periods, a majority of our employee stock options have had exercise prices in excess of our stock price, which may affect our ability to retain or attract present and prospective employees. In addition, the Financial Accounting Standards Board recently issued changes to United States Generally Accepted Accounting Principles that will require us and other companies to record a charge to earnings for employee stock option grants and other equity incentives. These and other developments in the provision of equity compensation to employees could make it more difficult to attract, retain and motivate employees and result in additional expenses to us.

Our lease on the corporate headquarters building expires in June 2005, and we have not entered into a new lease.

The lease on our corporate headquarters building in Santa Cruz, California, expires in June 2005. Our management believes it is in our best interest to locate a new, appropriately-sized building. Our management is looking for new office space for our corporate headquarters, but we have not yet entered into a new lease, and may not be able to secure space on terms that are favorable to us, if at all. Furthermore, moving from one building to another may be disruptive to our business, which could affect our results of operations.

Cost of revenues may be affected by changes in the mix of product and services.

Our overall cost of revenues may be affected by changes in the mix of net revenue contribution between licenses and services, geographic regions and channels of distribution, as the costs associated with these revenues may be substantially different. We may also experience a change in margin as net revenues increase or decrease since technology costs and services costs are fixed within certain volume ranges.

Our operational results may be affected by price variations.

Our results of operations could be adversely affected if we were to lower our prices significantly. In the event we reduce our prices, our standard terms for selected distributors would be to provide credit for inventory ordered in the previous 180 days, such credits to be applied against future purchases. As a matter of policy, we do not allow product returns for a refund. Product returns are generally allowances for stock balancing and are accompanied by compensating and offsetting orders. Revenues are net of a provision for estimated future stock balancing and excess quantities above levels we believe are appropriate in our distribution channels.

Our revenues may be affected by seasonality of revenues in the European and government market.

We experience seasonality of revenues for both the European and the U.S. federal government markets. European revenues during the quarter ending June 30 are historically lower or relatively flat compared to the prior quarter. This reflects a reduction of customer purchases in anticipation of reduced selling activity during the summer months. Sales to the US federal government generally increase during the quarter ending September 30. This seasonal increase is primarily attributable to increased purchasing activity by the U.S. federal government prior to the close of its fiscal year. Additionally, net revenues for the first quarter of the fiscal year are typically lower or relatively flat compared to net revenues of the prior quarter.

We are dependent upon information received from third parties in order to determine reserves for product returns.

We depend on information received from our distribution partners in evaluating the inventory levels at distribution partners in the determination of reserves for the return of materials not sold, stock rotation and price protection. We have invested significant effort into developing systems and procedures for determining the appropriate reserve level. However, if we do not receive timely or accurate information, our ability to monitor the inventory levels will be affected and may negatively impact our business.

If we fail to manage the distribution of our products and services properly, or if our distributors’ financial condition or operations weaken, our revenue could suffer.

We market products directly and through our resellers and distributors. Since direct sales may compete with the sales made by resellers and distributors, these resellers and distributors may elect to use other suppliers that do not directly sell their own products. Any increase in our commitment to direct sales could cause conflict with some of our channel partners. Further, some of our resellers and distributors may have insufficient financial resources and may not be able to withstand changes in business conditions, including economic weakness and industry consolidation. Revenue from indirect sales could suffer if our distributors’ and resellers’ financial condition weakens.

Our business depends on our proprietary rights and there is a risk that such rights will be infringed.

We attempt to protect our software with a combination of patent, copyright, trademark, trade secret protection, employee and third party nondisclosure agreements, license agreements, and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products or reverse engineer or obtain and use information that we regard as proprietary. Further, certain provisions of our licenses, including provisions protecting against unauthorized use, copying, transfer, and disclosure of the licensed product, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. If we are unable to protect our proprietary rights, our competitive position may be adversely affected.

Risks of claims from third parties for intellectual property infringement could adversely affect our business.

As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software products will increasingly become subject to infringement claims. Companies and inventors are more frequently seeking to patent software and business methods because of developments in the law that could extend the ability to obtain such patents. There can be no assurance that third parties will not assert infringement claims against us and/or against our suppliers of technology. In general, our suppliers have agreed to indemnify us in the event any such claim involves supplier-provided software or technology, but responding to any infringement claim, whether or not involving a supplier, and regardless of its validity, could result in costly litigation; injunctive relief or require us to obtain a license to intellectual property rights of those third parties. Licenses may not be available on reasonable terms, on terms compatible with the protection of our proprietary rights, or at all. In addition, attention to these claims could divert our management’s time and attention from developing our business. If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be materially adversely affected.

Our business may be adversely affected by events outside our control.

From time to time, we have experienced disruption of our internal systems due to viruses, which caused denial of service to our customers and ourselves. While we have not been the target of software viruses specifically designed to impede the performance of our products, such viruses could be created and deployed against our products in the future. Similarly, experienced computer programmers or hackers could attempt to penetrate our network security or the security of our web sites. A hacker who penetrates our network or web sites could misappropriate propriety information or cause interruptions of services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by virus creators and/or hackers. In addition, war, power shortages, natural disasters, acts of terror, and regional and global health risks could impact our ability to conduct business in certain regions around the world. Any of these events could have an adverse affect on our business, results of operations, and financial condition.

Our results of operations may be affected by international economic conditions and fluctuations in foreign currency exchange rates.

Although our revenues are predominantly in U.S. dollars, substantial portions of our revenues are derived from sales to customers outside the United States. Trade sales to international customers represented 58%, 53% and 44% of total revenues for fiscal years 2004, 2003 and 2002, respectively. Our revenues can be affected by general economic conditions in the United States, Europe and other international markets. Also, portions of our revenue and operating expenses are transacted in foreign currencies. Our operating strategy and pricing take into account changes in exchange rates over time. However, our results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates.

Our results of operations may be affected by the assessment of additional taxes.

We have operations in many countries other than the United States. Transfer prices for services provided between the United States and these countries have been documented as reasonable, however, tax authorities could challenge these transfer prices and assess additional taxes on prior transactions. Any such assessment could require that we record an additional tax liability in our statement of operations.

If we are unable to effectively integrate and develop the operations of our recent acquisitions, our business may suffer.

We acquired Caststream, Inc. (“Caststream”) in March 2004. We are in the process of integrating the operations, certain employees, products and technology of Caststream into our business, and we face various risks as a result of these acquisitions including, but not limited to:

•	the ability to retain and motivate certain key Caststream employees;

•	the ability to retain and develop Caststream customers;

•	the failure to integrate the technology, operations and certain members of the workforce of Caststream with our business;

•	the failure to realize the potential or strategic benefits of the acquisitions;

•	the incurrence of substantial unanticipated integration costs; and

•	the disruption of our ongoing business.

If we are not able to successfully integrate and develop the business of Caststream, our business may be negatively affected in future periods, which may cause our stock price to decline. In addition, if the value of the intangible assets and goodwill acquired becomes impaired, we will be required to write down the value of the assets, which would negatively affect our financial results. We may incur liabilities from Caststream that include liabilities for intellectual property infringement or indemnification of Caststream’s customers for similar claims, which could materially and adversely affect our business.

We could make future acquisitions that may result in additional risks to us.

We may continue to make investments in complementary companies, products or technologies. If we acquire a company or a division of a company, we may experience difficulty integrating that company or division’s personnel and operations, which could negatively affect operating results. In addition:

•	key personnel of the acquired company may decide not to accept employment with us;

•	the ongoing business may be disrupted or receive insufficient management attention; and/or

•	we may not be able to recognize the anticipated cost savings or other financial benefits.

In connection with future acquisitions, we may be required to assume the liabilities of the acquired companies, including liabilities for intellectual property infringement or indemnification of customers of acquired businesses for similar claims, which could materially and adversely affect the business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which may involve restrictive covenants or be dilutive to existing shareholders.

Our stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, and those fluctuations may prevent shareholders from reselling their stock at a profit.

The stock market in general, and the market for shares of technology companies in particular, has experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of the affected companies. Strategic factors such as new product introductions, acquisitions or restructurings by us or our competitors may have a significant impact on the market price of our common stock. Furthermore, quarter-to-quarter fluctuations in operating results may have a significant impact on the market price of the stock. These conditions, as well as factors that generally affect the market for stocks of high technology companies, could cause the price of our stock to fluctuate substantially over short periods.

Our stock was delisted from the Nasdaq SmallCap Market on October 21, 2003, and is now listed on the Over-the-Counter (“OTC”) Bulletin Boards. Since then, the trading volume for our common stock has been low and there may not be a market for the resale of our common stock.

Our stock was de-listed by the Nasdaq on October 21, 2003, and is now listed on the OTC Bulletin Board under the symbol TTLA.OB. Trading our stock may be more difficult due to the OTC market’s limited trading activity, and there may not be a market for the resale of our common stock. This could cause a further decline in our stock price and reduced liquidity for our shareholders. Declines in the market price of our stock and limited liquidity could greatly impair our ability to raise capital through equity or debt financing.

We have issued a significant number of shares of our common stock and warrants to purchase shares of our common stock over the past several years, substantially diluting our outstanding common stock. A substantial portion of those shares is eligible for sale on the open market, which may cause the trading price of our common stock to fluctuate or decline.

In connection with several transactions since June 2003, we have issued over 24,000,000 shares of our common stock and warrants to purchase shares of our common stock to investors, employees and shareholders of acquired companies. While certain shares and warrants are subject to trading restrictions, the majority of them are not. Therefore, we have little control over the timing of any sales of shares by any of the selling shareholders. As a result, the market price of our common stock may fall if a large portion of those shares is sold in the public market. If we continue to issue shares of our common stock, or if a substantial portion of the outstanding warrants are exercised, further diluting the number of shares outstanding, this may cause the price of our common stock to decline.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this Quarterly Report on Form 10-Q. In addition, the stock market in general, and technology companies in particular, have experienced extreme price and volume fluctuations. The average trading volume of our common stock is low, and current trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against companies that have experienced significant declines in share price. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our corporate actions are substantially controlled by principal shareholders.

Our principal shareholders beneficially own approximately 51% of our outstanding common stock. These shareholders, if they acted together, could exert substantial control over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also influence the outcome of a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other shareholders.

We will continue to incur increased costs as a result of being a public company subject to the Sarbanes-Oxley Act of 2002 (“SOX”), as well as new rules implemented by the Securities and Exchange Commission (“SEC”).

As a public company, we incur significant legal, accounting and other expenses. In addition, the SOX, as well as new rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make certain activities more time-consuming and costly. For example, as a result of the SOX and related rules adopted by the SEC, we have created additional board committees and are adopting comprehensive new policies regarding internal controls and disclosure controls and procedures. We are currently evaluating and monitoring developments with respect to these new rules and are working towards becoming SOX Section 404 compliant. In April 2005 the SEC issued a rule delaying the implementation of SOX compliance applying to small companies for twelve months, and as a result Tarantella must now be SOX compliant as of our fiscal 2006 year end. However, we cannot predict or estimate the full amount of additional costs related to these activities that we are likely to incur or the timing of such costs, or if we will become SOX Section 404 compliant.

Recent Accounting Pronouncements

In July 2004, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force (“EITF”) consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”, which provides guidance regarding application on the equity method of accounting to investments other than common stock. EITF Issue No. 02-14 was effective beginning in our first quarter of fiscal 2005. The adoption of EITF Issue No. 02-14 did not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R “Share-Based Payment” (“SFAS 123R”), a revision to SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), and superseding APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Adoption of the provisions of SFAS 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. We have not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard will result in significant stock-based compensation expense. The pro forma effects on net loss per share if we had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of Opinion 25) are disclosed in Note 3 of this Form 10-Q. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by us to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for our fiscal year beginning October 1, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market-Rate Sensitive Instruments and Risk Management

We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and equity security prices. We do not use derivative financial instruments for speculative or trading purposes.

Interest-Rate Risk

As of March 31, 2005 the Company had cash of $3.7 million, consisting of cash and highly liquid money market instruments with maturities of less than 90 days. Because of the short maturities of these instruments, a sudden change in market interest rates would not have a material impact on the fair value of the portfolio. We would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest on our portfolio.

Foreign Exchange Risks

Currently, we denominate sales to some European customers in Euros and also incur expenses related to our European operations in British Pounds and Euros. We do not believe the foreign exchange risk is great enough to warrant the purchase of forward foreign exchange contracts. A hypothetical change of 10% in the foreign currency exchange rates would have an impact on our consolidated financial position or results of operations of approximately $ 0.1 million.

Equity Security Price Risk

As of March 31, 2005 the Company has investments in small number of privately held companies, the carrying value of which is now zero. Historically, we do not hedge our investments in equity securities.

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

We have carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based upon their evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that disclosure controls and procedures are effective to ensure that material information required to be disclosed in our reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.

There has been no change in our internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. We will continue to assess disclosure controls and procedures and will take any further actions that are deemed necessary.

Part II. Other Information

Item 1. Legal Proceedings

No material legal proceedings are pending to which we are a party. We are responding to claims arising in the ordinary course of business. We intend to defend ourselves vigorously in these matters. Our management believes that it is unlikely that the outcome of these matters will have a material adverse effect on our financial statements, although there can be no assurance in this regard.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable

Item 3. Defaults Upon Senior Securities

Not applicable

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable

Item 5. Other Information

Not applicable

Item 6. Exhibits

(a) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization by and among Tarantella, Inc., Tarantella Acquisition Corporation and New Moon Systems, Inc.(1)

3.1	Amended and Restated Articles of Incorporation of Registrant.(2)

3.2	Bylaws of Registrant, as amended.(3)

10.42	Letter Agreement between Tarantella and Alok Mohan entered into as of February 11, 2005 (4)

10.43	Change in Control Agreement between Tarantella and Alok Mohan entered into as of February 11, 2005. (4)

10.44	Change in Control Agreement between Tarantella and Doug Michels entered into as of February 11, 2005. (4)

10.45	Change in Control Agreement between Tarantella and Ninian Eadie entered into as of February 11, 2005. (4)

10.46	Change in Control Agreement between Tarantella and Gilbert Williamson entered into as of February 11, 2005. (4)

10.47	Change in Control Agreement between Tarantella and Bruce Ryan entered into as of February 11, 2005. (4)

10.48	Change in Control Agreement between Tarantella and Ron Lachman entered into as of February 11, 2005. (4)

10.49	Change in Control Agreement between Tarantella and Frank Wilde entered into as of March 16, 2004, as amended as of February 11, 2005. (4)

10.50	Change in Control Agreement between Tarantella and John Greeley entered into as of March 16, 2004, as amended as of February 11, 2005. (4)

10.51	Change in Control Agreement between Tarantella and Joseph Vitetta entered into as of March 16, 2004, as amended as of February 11, 2005. (4)

10.52	Change in Control Agreement between Tarantella and Steven Bannerman entered into as of March 16, 2004, as amended as of February 11, 2005. (4)

31.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant To Section 906 Of the Sarbanes-Oxley Act of 2002

32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant To Section 906 Of the Sarbanes-Oxley Act of 2002

*	filed herewith

(1)	Incorporated by reference to the Form 8-K filed on June 9, 2003.

(2)	Incorporated by reference to the Form 10-Q filed on May 14, 2004

(3)	Incorporated by reference to the Form 10-K filed on December 22, 1995.

(4)	Incorporated by reference to the Form 8-K filed on February 14, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TARANTELLA, INC.

/s/ JOHN M. GREELEY
John M. Greeley Vice President, Chief Financial Officer May 16, 2005

/s/ ROBERT MORLEY
Robert Morley Vice President, Corporate Controller May 16, 2005

Exhibit 31.1

CERTIFICATION OF PRINCIPLE EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, Francis E. Wilde, certify that:

1.	I have reviewed this report on Form 10-Q of Tarantella, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 16, 2005

/s/ Francis E. Wilde
Francis E. Wilde
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPLE FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, John M. Greeley, certify that:

1.	I have reviewed this report on Form 10-Q of Tarantella, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 16, 2005

/s/ John M. Greeley
John M. Greeley
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350

I, Francis E. Wilde, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Tarantella, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of Tarantella, Inc.

/s/ Francis E. Wilde
Francis E. Wilde
Chief Executive Officer
(Principal Executive Officer)

May 16, 2005

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350

I, John M. Greeley, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Tarantella, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of Tarantella, Inc.

By:	/s/ John M. Greeley
Name:	John M. Greeley
Title:	Chief Financial Officer
(Principal Financial Officer)

May 16, 2005